UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 28, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE BALANCED EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4465115
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

Tarpon Springs Controlled Subsidiary - Tarpon Springs, FL

On October 14, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Tarpon Springs Controlled Subsidiary”) for an initial contribution of approximately $3,030,000, which is the initial stated value of our equity interest in a new investment round in the Tarpon Springs Controlled Subsidiary (the “Tarpon Springs Balanced II eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Tarpon Springs Controlled Subsidiary, for an initial contribution of approximately $27,270,000 (the “Tarpon Springs Interval Fund Investment” and, together with the Tarpon Springs Balanced II eREIT Investment, the “Tarpon Springs Investment”). The Tarpon Springs Controlled Subsidiary used the proceeds of the Tarpon Springs Investment to acquire a stabilized multifamily property totaling 236 units located at 1185 S Pinellas Ave, Tarpon Springs, FL 34689 (the “Tarpon Springs Property”). Details of the acquisition can be found here.

On October 3, 2022, the Tarpon Springs Controlled Subsidiary modified and extended the term of the senior loan encumbering the Tarpon Springs Property for a period of 12 months. Details of the modification can be found here.

On December 28, 2023, the Tarpon Springs Controlled Subsidiary sold the Tarpon Springs Property.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE BALANCED eREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: January 4, 2024